UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 10)

Protection One, Inc.

(Name of Issuer)

Common Stock, par value $.01 per share

(Title of Class of Securities)

74 3663 304

(CUSIP Number)

Larry D. Irick, Esq.

Vice President, General Counsel and Corporate Secretary

Westar Energy, Inc.

818 S. Kansas Avenue

Topeka, Kansas 66612

(785) 575-1625

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 17, 2003

(Date of Event which Requires Filing of this Statement)

If a filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box ☐.

SCHEDULE 13D/A

CUSIP No. 74 3663 304

1.	Names of Reporting Person. I.R.S. Identification No. Westar Industries, Inc. 48-1092416

2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒

3.	SEC Use Only

4.	Source of Funds NA

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or (e)	☐

6.	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 0 8. Shared Voting Power 0 9. Sole Dispositive Power 0 10. Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares	☐

13.	Percent of Class Represented by Amount in Row (11) 0%

14.	Type of Reporting Person CO

SCHEDULE 13D/A

CUSIP No. 74 3663 304

1.	Names of Reporting Person. SS or I.R.S. Identification No. Westar Energy, Inc. 48-0290150

2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒

3.	SEC Use Only

4.	Source of Funds NA

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or (e)	☐

6.	Citizenship or Place of Organization Kansas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 783,400 8. Shared Voting Power 0 9. Sole Dispositive Power 783,400 10. Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 783,400

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares	☐

13.	Percent of Class Represented by Amount in Row (11) 0.8%

14.	Type of Reporting Person CO

3

SCHEDULE 13D/A

CUSIP NUMBER 74 3663 304

This statement on Schedule 13D is Amendment No. 10 (“Amendment”) to the statement on Schedule 13D originally filed by the reporting persons identified in Item 2 on November 24, 1997, as supplemented and amended by amendments numbered 1 through 9 thereto (the “Statement”). Unless otherwise indicated, each capitalized term used but not defined herein shall have the meaning assigned to such term in the Statement.

Item 1.    Security and Issuer

This Amendment relates to the Common Stock, par value $0.01 per share (the “Common Stock”), of Protection One, Inc., a Delaware corporation (the “Issuer”). The address of the principal executive offices of the Issuer is: Protection One, Inc., 818 S. Kansas Avenue, Topeka, Kansas 66612.

Item 2.    Identity and Background

This Amendment is filed by Westar Energy, Inc., a Kansas corporation (“Westar Energy”), and Westar Industries, Inc., a Delaware corporation and a wholly owned subsidiary of Westar Energy (“Westar Industries” and, together with Westar Energy, the “Reporting Persons”).

Westar Energy is a regulated electric utility company that provides electric generation, transmission and distribution services to customers in the State of Kansas. The principal business address of Westar Energy is: Westar Energy, Inc., 818 S. Kansas Avenue, Topeka, Kansas 66612. The name, business address, present principal occupation or employment and citizenship of each of the executive officers and directors of Westar Energy is set forth in Exhibit 7 and is incorporated by reference herein.

During the last five years, Westar Energy, and to the knowledge of Westar Energy, none of the persons listed on Exhibit 7 hereto, (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which any such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such law.

Westar Industries is a Delaware corporation and a wholly owned subsidiary of Westar Energy. It is a holding company that has investments in certain energy-related, monitored security services and other industries. The principal business address of Westar Industries is: Westar Industries, Inc., 818 S. Kansas Avenue, Topeka, Kansas 66612. The name, business address, present principal occupation or employment and citizenship of each of the executive officers and directors of Westar Industries is set forth in Exhibit 8 and is incorporated by reference herein.

During the last five years, Westar Industries, and to the knowledge of Westar Industries, none of the persons listed on Exhibit 8 hereto, (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which any such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such law.

Item 3.    Source and Amount of Funds or other Consideration

No material change.

Item 4.    Purpose of Transaction

Item 4 is supplemented and amended by adding the following after the last paragraph thereof:

On December 23, 2003, the Reporting Persons entered into a Purchase Agreement (the “Purchase Agreement”) with POI Acquisition, L.L.C. (“POI Acquisition”), an affiliate of Quadrangle Capital Partners L.P. and Quadrangle Master Funding Ltd. (collectively referred to herein as the “Buyer”) to, among other things, sell all of Westar Industries’ equity interest in the Issuer and to transfer its rights and obligations as the lender under the Issuer’s senior credit facility to POI Acquisition.

Westar Energy granted certain of its former officers, while they were employed by Westar Energy, restricted share units (“RSUs”) that, upon vesting, entitle such officers to receive Westar Energy’s remaining shares of Common Stock. In the event Westar Energy does not transfer these shares to the former officers in satisfaction of such RSU grants, Westar Energy will transfer the shares to the Buyer for no additional consideration. The Purchase Agreement was attached to an 8-K filed by Westar Energy on December 24, 2003.

On February 18, 2004, Westar Energy filed an 8-K in which it reported that the transactions contemplated by the Purchase Agreement were completed on February 17, 2004.

Item 5.    Interest in Securities of the Issuer

To the best knowledge and belief of the Reporting Persons, there were 98,282,679 shares of the Issuer’s Common Stock issued and outstanding as of December 31, 2003.

Westar Energy beneficially owns (within the meaning of Rule 13d-3) 783,400 shares, constituting approximately 0.8% of the total amount of issued and outstanding shares of the Issuer’s Common Stock. As required by the Purchase Agreement, in the event Westar Energy does not transfer its remaining shares of Common Stock to certain of its former officers in satisfaction of RSUs granted to said officers, Westar Energy will transfer such shares to the Buyer for no additional consideration. Westar Energy has the sole power to vote, or direct the vote, and sole power to dispose of, or to direct the disposition of, the shares of Common Stock.

On February 17, 2004, Westar Industries sold 85,291,497 shares of the Issuer’s Common Stock for cash at a price of approximately $0.02 per share, the aggregate sale price being $1,700,000. As a result of this transaction, Westar Industries beneficially owns no shares of the Issuer’s Common Stock.

On February 17, 2004, the Reporting Persons ceased to be the beneficial owners of more than five percent of the Common Stock of the Issuer.

Item 6.    Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The response to Item 4 set forth above is incorporated by reference in its entirety to this Item 6.

Item 7.    Material to Be Filed as Exhibits.

EXHIBIT 7	Identity of Executive Officers and Directors of Westar Energy, Inc.
EXHIBIT 8	Identity of Executive Officers and Directors of Westar Industries, Inc.
EXHIBIT 9	Purchase Agreement dated December 23, 2003, between the Reporting Persons and POI Acquisition, L.L.C.

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: February 20, 2004

WESTAR ENERGY, INC.

By:	/S/ LARRY D. IRICK

	Name:	Larry D. Irick
	Title:	Vice President, General Counsel and Corporate Secretary

WESTAR INDUSTRIES, INC.

By:	/S/ LARRY D. IRICK

	Name:	Larry D. Irick
	Title:	Secretary